UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-15387

MIDAMERICAN ENERGY COMPANY

(Exact name of registrant as specified in its charter)

666 Grand Avenue, Suite 500

Des Moines, Iowa 50309-2580

515-242-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Stock, $3.30 Series, no par value

Preferred Stock, $3.75 Series, no par value

Preferred Stock, $3.90 Series, no par value

Preferred Stock, $4.20 Series, no par value

Preferred Stock, $4.35 Series, no par value

Preferred Stock, $4.40 Series, no par value

Preferred Stock, $4.80 Series, no par value

(Title of each class of securities covered by this Form)

4.650% Notes due 2014

5.95% Senior Notes due 2017

5.30% Senior Notes due 2018

6.750% Notes due 2031

5.750% Notes due 2035

5.80% Notes due 2036

Senior and/or Subordinated Debt Securities which may be issued from time to time pursuant to the registrant’s shelf registration on Form S-3 (Commission File Number 333-187686)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: For each such class of securities, 0

Pursuant to the requirements of the Securities Exchange Act of 1934 MIDAMERICAN ENERGY COMPANY has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

/s/ Paul J. Leighton, Vice President, Secretary
Date:	May 2, 2013	By:	and Assistant General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.